SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         SCHEDULE 13D - AMENDMENT NO. 4
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       AMERICAN BINGO & GAMING CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                          7,951,090 SHARES OUTSTANDING
                         (Title of Class of Securities)

                                    024596108
                                 (CUSIP Number)

                                 JEFFREY L MINCH
                            816 CONGRESS AVENUE #1250
                               AUSTIN, TEXAS 78701
                                  512-476-5141
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  25 MAY 2000
            (Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ] - BOX NOT CHECKED.
                          ------------------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.:  024596108

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1.  Names  of  reporting  persons:  JEFFREY  L  MINCH
IRS  Identification  Nos.  of  above  persons  (entities  only):  NOT APPLICABLE
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2.  Check  the  appropriate  box  if  a  Member  of  a  Group:
    (a)  [  ]  -  BOX  NOT  CHECKED
    (b)  [  ]  -  BOX  NOT  CHECKED
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3.  SEC  Use  Only

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4.  Source  of  Funds:  PERSONAL  FUNDS  -  "PF."
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5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) [ ] or 2 (e) [ ] - NEITHER BOX CHECKED
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6.  Citizenship:  UNITED  STATES
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Number  of  shares          7. Sole voting  power:             1,547,800  SHARES
                          ------------------------------------------------------
beneficially owned by       8.  Shared  voting  power:                 0  SHARES
                          ------------------------------------------------------
each Reporting Person       9.  Sole  dispositive  power:      1,547,800  SHARES
                          ------------------------------------------------------
with:                      10.  Shared  dispositive  power:            0  SHARES
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11.  Aggregate  Amount  beneficially owned by Reporting Person: 1,547,800 SHARES
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12. Check if the aggregate amount in row 11. excludes certain shares [ ] BOX NOT CHECKED
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13. Percent of class represented by amount in row 11.: 1,547,800 SHARES IS 20% OF THE TOTAL OF 7,951,090 SHARES OUTSTANDING.
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14.Type  of  reporting  person:  THE  REPORTING  PERSON IS AN INDIVIDUAL - "IN."
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Amended  Items  only:

ITEM  4.  PURPOSE  OF  TRANSACTION:
-----------------------------------

Mr. Minch has acquired these securities for investment purposes only and does not anticipate acquiring a controlling interest in the Company's stock or taking the Company private. He anticipates profitably realizing upon this investment by disposing of them in whole or in part at some future date. Mr. Minch may also gift or donate stock to charities, family members, trusts or other entities while maintaining or relinquishing voting control over these shares.

Mr. Minch intends to continue purchasing these securities and may at times dispose of these securities. Mr. Minch has previously announced his intention to acquire " UP TO TWENTY PERCENT (20%) OF THE STOCK OF AMERICAN BINGO ". Mr. Minch currently anticipates acquiring up to twenty five percent (25%) of the stock of American Bingo and may increase his targeted ownership without violating his current declaration of not acquiring a controlling interest in the Company's stock.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.
----------------------------------------------------

Mr. Minch owns 1,547,800 shares of common stock, $0.001 par value per share, of the issuer. The issuer has 7,951,090 shares outstanding of common stock, $0.001 par value per share. Mr. Minch owns 20% of the common stock of the issuer.

Mr.  Minch  owns no other securities of the issuer and is not part of any group.

Mr. Minch possesses sole power to vote and sole power to dispose of all shares owned by him.

        SECURITIES ACQUIRED SINCE THE LAST 13D FILING
                    JEFFREY L MINCH
--------------------------------------------------------
 DATE    AMOUNT  PRICE/SHARE   TOTAL PRICE   TRANSACTION
-------  ------  ------------  ------------  -----------
 5-1-00  35,000  $    1.12/sh  $     39,130  Open market
-------  ------  ------------  ------------  -----------
 5-2-00  20,000  $       1.11  $     22,542  OM
-------  ------  ------------  ------------  -----------
 5-2-00   1,400  $       1.14  $      1,596  OM
-------  ------  ------------  ------------  -----------
 5-3-00  17,500  $       1.25  $     21,875  OM
-------  ------  ------------  ------------  -----------
 5-5-00  18,700  $       1.32  $     24,708  OM
-------  ------  ------------  ------------  -----------
5-10-00   5,000  $       1.28  $      6,407  OM
-------  ------  ------------  ------------  -----------
5-11-00   3,500  $       1.28  $      4,485  OM
-------  ------  ------------  ------------  -----------

                             /s/  JEFFREY  L  MINCH
                             ----------------------

                             JEFFREY  L  MINCH


                             25  MAY  2000